File Number: 59874-12-Letters

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

September 21, 2010

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention:      Ms. Anne Nguyen Parker, Branch Chief

Dear Sirs/Mesdames:

Mainland Resources, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2009
Filed May 29, 2009

Form 10-K for the Fiscal Year Ended February 28, 2010
Filed June 1, 2010

Form 10-Q for the Fiscal Quarters Ended May 31, 2009,
August 31, 2009 and November 30, 2009
Filed July 9, 2009, October 13, 2009 and January 19, 2010

Response Letter dated June 4, 2010
File No. 000-52782

We are counsel for and write on behalf of Mainland Resources, Inc. (the "Company") in response to the Staff's letter of June 29, 2010 (the "Comment Letter") signed by Ms. Anne Nguyen Parker, Branch Chief, of the United States Securities and Exchange Commission (the "Commission").

On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, a draft Amendment No. 2 to the Company's Form 10-K for the fiscal year ended February 28, 2009 (the "2009 Form 10-K/A2"), a draft Amendment No. 1 to the Company's Form 10-K for the fiscal year ended February 28, 2010 (the "2010 Form 10-K/A"), draft Amendment No. 1's to each of the Company's Form 10-Qs for the fiscal quarters ended May 31, 2009, August 31, 2009 and November 30, 2009 (each, a "Form 10-Q/A" and collectively, the "Form 10-Q/As"), and a draft Amendment No. 2 to the Company's Current Report on Form 8-K dated April 21, 2010 (the "Form 8-K/A2") We confirm that these drafts have been redlined to show all changes from the Company's draft 2009 Form 10-K/A2 previously submitted with the Company's response letter to the Commission dated June 4, 2010 and the Company's previously filed 2010 Form 10-K, Form 10-Qs and Form 8-K Amendment No. 1. We also confirm that the redlined copies, as well as clean copies, of each of the 2009 Form 10-K/A2, 2010 Form 10-K/A, Form 10-Q/As and Form 8-K/A2 will be enclosed with the couriered copy of this letter.

On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter, and that the page numbering referred to in each response hereinbelow corresponds to the page numbering in the redlined copy of the draft 2009 Form 10-K/A2, 2010 Form 10-K/A, Form 10-Q/As and Form 8-K/A2, as applicable. We confirm that the disclosure changes described below have been made in the draft 2009 Form 10-K/A2, 2010 Form 10-K/A, Form 10-Q/As and Form 8-K/A2 transmitted herewith, and that the same will be made in the actual 2009 Form 10-K/A2, 2010 Form 10-K/A, Form 10-Q/As and Form 8-K/A2 when filed with the Commission. We confirm that the Company intends to make such filings as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Commission Comment:

Form 10-K for the Fiscal Year Ended February 28, 2009

General

1. We note your response to prior comment 3. Provide management's analysis explaining how these facts were considered in your evaluation of disclosure controls and procedures and how these facts affected management's conclusion regarding the effectiveness of disclosure controls and procedures. Explain your basis for concluding that disclosure controls and procedures were effective in subsequent periods given that you did not discover and correct the error until spring 2010.

Company Response:

We confirm, on behalf of the Company, that with respect to the 1.5:1 forward stock split that was effective May 29, 2008, the Company filed a Current Report on Form 8-K to disclose this forward split on June 2, 2008. The Company completed such forward stock split and made such Form 8-K filing with the assistance and advice of the Company's legal counsel at that time. Upon receipt of the Commission's comment letter dated April 15, 2010, which, among other matters, requested clarification regarding certain of the Company's historical stock splits, the Company reviewed its filings with the Nevada Secretary of State and conferred with its current U.S. securities counsel and Nevada counsel. As a result of such review and discussion with counsel, the Company determined that in connection with the May 29, 2008 forward split, the Company inadvertently failed to file a Certificate of Change with the Nevada Secretary of State to effect a simultaneous 1.5:1 increase of the Company's authorized share capital. Once the Company made such determination, it filed a Certificate of Change with the Nevada Secretary of State on May 26, 2010 to rectify this matter. The Company filed a Current Report on Form 8-K on May 27, 2010 to disclose the filing of such Certificate of Change under Item 5.03 thereof. Thus, the Company is of the view that it provided timely disclosure regarding the May 29, 2008 stock split as well as its subsequent filing of a Certificate of Change on May 26, 2010.

However, we confirm, on behalf of the Company, that upon further review of its filings subsequent to becoming an accelerated filer as of the Company's year ended February 28, 2009, the Company has determined that its disclosure controls and procedures were not effective for the periods ended May 31, 2009, August 31, 2009 and November 30, 2009, in that the Company did not include risk factor disclosure in its Form 10-Qs for such periods, as is required for accelerated filers. The Company has revised its disclosure regarding disclosure controls and procedures in the enclosed Form 10-Q/As to reflect this determination that the Company's disclosure controls and procedures were not effective for such periods. In addition, and as indicated in the Company's draft 2009 Form 10-K/A2, the Company's disclosure controls and procedures were not effective as of February 28, 2009 because, although the Company's management performed an assessment of the Company's internal control over financial reporting, it inadvertently omitted the inclusion of management's report on internal control over financial reporting in the Company's Annual Report on Form 10-K for the year ended February 28, 2009, as filed with the Commission on May 29, 2009, and in Amendment No. 1 thereto, as filed with the Commission on March 16, 2010, and also because the Company did not include all of the disclosure that was required for accelerated filers in its 2009 10-K and 10-K/A Amendment No. 1 as filed with the Commission.

Commission Comment:

Form 10-K for the Fiscal Year Ended February 28, 2010

General

2. We note that you no longer qualify as a smaller reporting company. Please ensure that you have provided all disclosure necessary for filers that do not qualify as a smaller reporting company. We note the following items:

    MD&A does not cover the last three years,

    Selected Financial Data is presented for only the last two years and in aggregate prior to the last two years (including last five years or each year ended since inception), and

    Summary Compensation Table includes data for only the last two years.

Please ensure that you also provide the required non-smaller reporting company disclosure for all Forms 10-Q following the Form 10-K for the fiscal year ended February 28, 2009.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its proposed 2009 Form 10-K/A2 and 2010 Form 10-K/A for the years ending February 28, 2009 and 2010, respectively, to provide the disclosure necessary for filers that do not qualify as a smaller reporting company. We further confirm, on behalf of the Company, that although the Company believes that it was in substantial compliance with the disclosure requirements for non-smaller reporting companies for each of the 10-Qs filed for fiscal quarters ended May 31, 2009, August 31, 2009 November 30, 2009, in particular as required pursuant to items 4 and 5 of Regulation S-X, the Company has enclosed herewith draft 10-Q/As for such periods to provide the required non-smaller reporting company disclosure, including a discussion of risk factors. We further confirm, on behalf of the Company, that the Company has ensured that it has provided the required non-smaller reporting company disclosure in its Form 10-Q for its quarter ended May 31, 2010, as previously with the Commission.

Commission Comment:

Internal Controls, Page 13

3. We note the omission of any provision for year-to-year reconciliation, "look back" analyses or reserve database security of the reserve estimates you have disclosed. Please expand your discussion to disclose whether such activities are included in your internal controls.

Company Response:

We confirm, on behalf of the Company, that the Company has provided the following proposed disclosure in the enclosed draft 2010 Form 10-K/A:

"Reserve database security is provided by our external engineers, who maintain these databases for us. As part of the Company's internal control process, we performed a year-to-year reconciliation. The Company's senior management determined that there was no need for a look-back analysis due to the Company's decision to sell the Haynesville shale asset. At the time the Company negotiated the sale of the asset, we used estimates of remaining reserves to determine a fair value."

Commission Comment:

Qualifications of Responsible Technical Persons, Page 13

4. You state that "Our Company's senior management, under the supervision of our Board of Directors, is responsible for the preparation of our estimates of proved reserves at February 28, 2010 and 2009". Please identify the person at the company primarily responsible for overseeing the preparation of the reserves estimates, and the person at the company who receives the Ryder Scott report.

Company Response:

We confirm, on behalf of the Company, that the person at the Company responsible for preparation and review of reserve estimates as of the Company's year ended February 28, 2010 was Mike Newport, President/CEO. We further confirm that the Company has provided disclosure to this effect in the draft 2010 Form 10-K/A.

Commission Comment:

Summary of Developed and Undeveloped Acreage Interests, Page 20

5. It is not clear whether you have provided the disclosure regarding leases required by Item 1208(b) of Regulation S-K. Please advise or revise.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure regarding leases to provide the information required by Item 1208(b) of Regulation S-K.

Commission Comment:

Financial Statements and Supplemental Data, Page 43

6. Please amend your Form 10-K for the fiscal year ended February 28, 2010 to provide three years of statements of operations, stockholders' equity and cash flows as required for accelerated filers. We refer you to Regulation S-X, Rules 3-02 and 3-04. Please ensure your financial statements are accompanied by an audit report that opines on all periods reported.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its proposed 2009 Form 10-K/A2 and 2010 Form 10-K/A to provide the required financial statements and audit reports that opine on all periods reported.

Commission Comment:

Statements of Cash Flows, Page 49

7. Please tell us the individual cash flow components of your net cash from (used in) discontinued operations that you have reported in operating activities on your statement of cash flows. Explain how you determined that each cash flow item has been properly classified as an operating activity. Note that FASB ASC Topic 230 does not support presenting cash flows from operating, investing and financing activities of the discontinued operations all within the operating cash flow category. Examples of presentations that are considered to be acceptable are as follows:

    Combining the cash flows generated from discontinued operations with the cash flows from continuing operations within each of the three categories;

    Separately identifying the cash flows related to discontinued operations within each of the three categories; and

    Displaying the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of the statement, just before net increase or decrease in cash and cash equivalents.

Please revise your presentation as appropriate or tell us how your current presentation complies with FASB ASC Topic 230.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its Statements of Cash Flows utilizing the third example provided in the Commission Comment above, that is, by separately identifying the cash flows related to discontinued operations within each of the three categories.

Commission Comment:

Note 4 - Plan of Merger, Page 60

8. In your Form 8-K filed April 27, 2010, you stated you intend to provide pro forma financial information by July 7, 2010 to reflect the acquisition of American Exploration Corporation. Please explain whether you are also going to file financial statements of American Exploration Corporation pursuant to Rule 3-05 of Regulation S-X. If not, please provide your analysis in accordance with Rule 1-02(w) demonstrating that the acquisition is not a significant acquisition.

Company Response:

We confirm, on behalf of the Company, that the pro-forma financial information referred to in the Company's Form 8-K filed April 27, 2010 relates to sale of the Company's Haynesville Shale assets to Exco Operating Company, LP, as described in Item 2.01 of such Form 8-K. Item 9.01 of this Form 8-K filed on April 27, 2010 incorrectly referred to the sale to Exco as an acquisition and not a divestiture, inadvertently causing some confusion that the Company was referring to the proposed merger transaction with American Exploration Corporation. The Company subsequently filed a Form 8-K/A on June 22, 2010 to amend the April 27 8-K to indicate in Item 9.01 there of as follows:

"As at February 28, 2010, certain assets and liabilities disposed of or discharged directly or indirectly in connection with the transaction described in Item 2.01 above have been classified as "Assets or Liabilities Held for Sale" in the Company's audited annual financial statements for the year ended February 28, 2010, and note 8 thereto, which are included in the Company's annual report on Form 10-K filed with the SEC on June 1, 2010. The results related to the disposed-of wells, related properties and financing activities are reflected in the audited financial statements as 'Discontinued Operations'."

We further confirm, on behalf of the Company, that required pro forma information will be included in the proposed Form S-4 registration statement to be filed by the Company in connection with the proposed merger with American Exploration.

Commission Comment:

Note 9 - Discontinued Operations, Page 67

9. We note that you have reported your promissory note due to Guggenheim Corporate Funding LLC and related deferred financing fees as assets and liabilities held for sale. Your disclosure on Page 61 states that you are going to use a portion of the proceeds from the sale of your Haynesville assets in East Holly Field to retire your debt. Since the debt is not going to be assumed by Exco Operating Company, LP in connection with the sale of the assets, the debt is not part of the disposal group. Therefore, the debt and related deferred financing fees should be reported as 'held and used' as of February 28, 2010; that is, the debt and related deferred financing fees should not be reported as assets and liabilities held for sale at the balance sheet date. We refer you to FASB ASC Topic 360-10-15-4.b.1 and 360-10-20. Please revise your financial statements accordingly or clarify how your current reporting complies with FASB ASC Topic 360-10.

Company Response:

We confirm, on behalf of the Company, that the assets sold to Exco were subject to a financing from Guggenheim and were collateral to that financing as per the Senior Secured Advancing Line of Credit. The debt had to be repaid from the proceeds of any sale concurrent with closing of such sale. As such, the promissory note should be presented as Held for Sale since the debt went hand in hand with the properties being sold. This disclosure is consistent with that required under FASB ASC Topic 360-10.

Commission Comment:

10. Please tell us whether the accounts payable that you have reported as liabilities held for sale will transfer to Exco Operating Company, LP in connection with the sale of the assets. If not, please revise to include these liabilities as 'held and used' as of February 28, 2010.

Company Response:

We confirm, on behalf of the Company, that the Company has advised that the accounts payable reported as liabilities held for sale were transferred to Exco operating Company, LP.

Commission Comment:

11. We note that you have filed a Form 8-K on April 27, 2010 to announce the disposition of your Haynesville Shale assets. We further note that you have filed an amended Form 8-K on June 22, 2010, whereby you have referred to your presentation of discontinued operations and assets and liabilities held for sale in your financial statements that were included in your Form 10-K for the fiscal year ended February 28, 2010. However, reference to these financial statements does not satisfy your obligation to file pro forma financial statements to reflect this disposition pursuant to Rule 11-01(a)(4) of Regulation S-X. Therefore, please file pro forma financial information that are in full compliance with Article 11 of Regulation S-X. Ensure that the pro forma adjustments only reflect activities that are directly attributable to the disposal transaction.

Company Response:

We confirm, on behalf of the Company, that the Company has included herewith a draft Form 8-K (Amendment No. 2) to provide the required pro forma financial statements to reflect this disposition. Upon notification from the Commission that such draft Form 8-K/A2 is sufficient, the Company will file such Form 8-K/A2.

Commission Comment:

Note 10 - Income Taxes, Page 69

12. Please explain why you have not recorded a deferred tax liability for your oil and gas properties. Explain whether the book and tax basis of these assets are the same as of February 28, 2010 and 2009.

Company Response:

We confirm, on behalf of the Company, that the Company has advised that it has not recorded a deferred tax liability for its oil and gas properties as it is the Company's opinion that there are sufficient loss carryforwards and other tax deductions that will be available with on-going activity to shelter future tax liabilities. The Company has advised that the book and tax basis of the Company's oil and gas assets are not the same and suggest with significant losses carried forward, that a deferred tax asset might be recordable. However, as there is no reasonable assurance that the Company will realize sufficient or any revenue to which these loss carryforwards might be applied, the Company has advised that it decided to record a full valuation against the difference between book and tax value and as such, not to record a deferred tax asset until such time as there is reasonable assurance of a revenue stream from successful exploration drilling. The Company has had a net loss since inception. A current tax expense of $2,600,000 was recorded in the Company's 10-Q for the period ended May 31, 2010 once the disposition was closed.

Commission Comment:

Exhibit 99.1

13. Please provide the actual hydrocarbon prices used in the preparation of this report.

Company Response:

We confirm, on behalf of the Company, that the Company has advised that the price used for natural gas in preparation of the reserve report was $3.51/mcf.

Commission Comment:

14. The third party report should address all required items listed under Item 1202(a)(8) of Regulation S-K. For example, it does not appear that the report provides a statement that (a) all assumptions, data, methods and procedures used were appropriate for the purpose served by the report or (b) that Ryder Scott used all methods and procedures it considered necessary under the circumstances.

Company Response:

We confirm, on behalf of the Company, that the third party report has been revised to incorporate the statements referred to in the Commission's comment. A copy of such revised report is included herewith, and will be filed as an exhibit to the 2010 Form 10-K/A when filed.

On behalf of the Company we sincerely hope and trust that each of the foregoing and the enclosed draft 2009 Form 10-K/A2, 2010 Form 10-K/A, Form 10-Q/As and Form 8-K/A2 are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact either the writer (at (604) 691-7445) or Daniel Dex (at (604) 691-6839) of our offices at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch*
for Lang Michener LLP

*Law Corporation

Enclosures

cc: Mainland Resources, Inc.
cc: De Joya Griffith & Company, LLC